Exhibit 99.1

NEWS RELEASE

Endeavour Silver Options El Inca Silver-Gold Properties in Northern Chile
______________________________________________________________________________

Vancouver, Canada – August 8, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK) (FRANKFURT:EJD) announces that it has signed a memorandum of understanding for an option and joint venture agreement with La Sociedad Quimica Minera de Chile SA (“SQM”) to earn a 75% interest in the El Inca silver-gold properties located about 250 kilometers (km) northeast of Antofagasta and 27 km northwest of Calama in northern Chile.

The properties cover 447 hectares and are readily accessible by road only 14 to 22 km west of Codelco’s huge Chuquicamata copper mine.  Elevations range from 2,200 meters (m) to 2,900 m, vegetation is sparse and the climate is dry, typical of the Atacama desert.  Bedrock at El Inca is relatively well exposed but covered in places by talus on the mountain slopes and outwash gravels in the valleys.  Click here to view map: http://www.edrsilver.com/s/el-inca.asp?ReportID=540085

El Inca is believed to lie within the southern extension of the Bolivian silver-tin belt.  This belt hosts the very large Cerro Rico deposit, the San Bartolome mine (Couer D’Alene) as well as the San Cristobal mine (Sumitomo) in Bolivia and the Pirquitas mine (Silver Standard) in Argentina.  The belt has been a world renowned source of silver production since the 16th century.

Barry Devlin, Vice President of Exploration for Endeavour commented, “The El Inca properties have excellent exploration potential for both bulk tonnage, open pit silver-lead-zinc mines like San Cristobal and high grade, underground silver-gold mines like El Penon (south of El Inca in Chile) so we are pleased to strike this deal with SQM.  El Inca represents another district scale, silver exploration opportunity to add to Endeavour’s portfolio of exciting exploration properties.”

Bolivian-type silver-tin deposits generally consist of large alteration zones encompassing zinc-lead sulphide and quartz vein swarms typically containing silver in sulphide and sulphosalt minerals.  The vein systems are spatially and genetically associated with sub-volcanic dacite dome intrusions one to two kilometres in diameter although the mineralization is often also hosted by the surrounding country rocks.

El Inca covers a large argillic alteration zone containing abundant iron-manganese oxides and sulphates measuring 2.5 km by 1.5 km.  Mineralization consists of silver-lead-zinc sulfides associated with quartz-calcite-barite disseminations, stock-works and veins.  Four main veins are hosted in dacite dome intrusions and volcaniclastic rocks of the Eocene Cerro Los Picos Intrusive Complex, they outcrop for up to 1.6 km along strike, range up to 4 m wide and are surrounded by altered and mineralized low grade envelopes up to 100 m thick.

The properties were originally exploited as small, high grade, underground mines in the late 1880’s.  El Inca was last explored and mined until 1982 by Codelco who mined underground and heap-leached 128,000 tonnes grading 227 grams per tonne (gpt).  At closure, Codelco reported a resource totalling 1.49 million tonnes grading 158 gpt silver (7.6 million oz Ag).  This resource estimate is now considered to be historic, it is not 43-101 compliant, has not been verified by Endeavour and should not be relied upon.

A total of 64 check samples were collected by Endeavour from El Inca.  Sixteen (25%) assayed more than 10 gpt Ag and six (9%) assayed more than 100 gpt Ag.  Individual samples ran up to 1,255 gpt Ag and 0.375 gpt Au with highly anomalous lead, zinc and copper.

In addition to the main El Inca property, the transaction also includes the San Julian and San Marcos properties situated 8 km east of El Inca.  They were explored and mined on a small scale by Codelco until 1978.  At closure, Codelco reported a resource totaling 335,000 tonnes grading 523 gpt silver and 1.2 gpt gold (5.6 million oz Ag and 13,300 oz Au).  This resource estimate is now considered to be historic, it is not 43-101 compliant, has not been verified by Endeavour and should not be relied upon.

A total of 5 check samples were collected by Endeavour from San Julian and San Marcos.  Individual samples ran up to 706 gpt Ag and 1.12 gpt Au with highly anomalous lead, zinc and copper.

Pursuant to the memorandum of understanding, Endeavour has an option to acquire a 75% interest in the El Inca properties by making staged cash payments totaling US$2 million and staged exploration expenditures totaling US$5 million over a 4 year period.  Endeavour must also complete an NI 43-101 resource estimate and prefeasibility study.  A joint venture will then be formed with Endeavour as the operator, SQM will retain a 3.5% NSR royalty on mineral production and Endeavour has the right to purchase 1% of the NSR for US$1 million at any time.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

Qualified Person - Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the sampling programs at El Inca.  A Quality Control sampling program of reference standards, blanks and duplicates was used to ensure the integrity of all assay results.  All samples were shipped to ALS-Chemex Labs, where they were dried, crushed, split and 50 gram pulp samples were prepared for analysis.  Gold and silver were determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Hugh Clarke, Vice President, Corporate Communications, or Lana McCray, Investor Relations
Toll free at 877-685-9775, Tel: (604) 685-9775, Fax: (604) 685-9744
Email hugh@edrsilver.com, or lmccray@edrsilver.com, Website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including revenue, cash cost and capital cost forecasts, silver and gold production, the option of the Lourdes property, timing and expenditures to explore and develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.